November 14, 2012

V 216.736.7215 F 216.621.6536 E cjh@kjk.com One Cleveland Center 20th Floor 1375 East Ninth Street Cleveland, OH 44114-1793 216 • 696 • 8700 www.kjk.com

VIA EMAIL AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-3628

Re:    Gas Natural Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 29, 2012

SEC File No. 001-34585

Dear Ms. Ransom:

As we indicated in our response to you dated November 12, 2012 regarding comment number three contained in your letter of November 8, 2012 to the preliminary proxy statement filed by Gas Natural Inc., we have now included as Annex H to the proxy statement the financial projections of John D. Marketing and Gas Natural that CC Capital Advisors relied upon for its financial analysis. We have filed amendment number three to the preliminary proxy statement marked to show the inclusion of the projections. A copy of the proxy statement is also attached for your reference.

Please let know if we can provide you with any information regarding this matter or if you have further comments. As I have discussed with Daniel Leslie, we hope to clear the proxy for printing this Friday in order to meet the company’s annual meeting requirement under applicable NYSE MKT rules. You can reach me at 216-736-7215 or Michele L. Hoza at 216-736-7279. If you get my voice mail, please feel free to dial zero and ask to have me paged. Thank you for your assistance.

Sincerely,

/s/ Christopher J. Hubbert

Christopher J. Hubbert

cc:     Daniel Leslie

Kevin J. Degenstein

Michele L. Hoza